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October 17, 2013

VIA EDGAR SUBMISSION

David L. Orlic, Esq.

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance, Office of

Mergers & Acquisitions

100 F Street, NE

Washington, DC 20549-3628

Re:	Greenway Medical Technologies, Inc.

Schedule TO-T filed by Crestview Acquisition Corp., VCG Holdings,

LLC, Vista Equity Partners Fund IV, L.P., and Vitera Healthcare

Solutions, LLC

Filed on October 4, 2013, amended on October 8, 2013, October 11, 2013 and October 15, 2013

File No. 005-86773

Dear Mr. Orlic:

On behalf of our clients, Crestview Acquisition Corp. (“Purchaser”), VCG Holdings, LLC (“Parent”), Vitera Healthcare Solutions, LLC (“Vitera”), and Vista Equity Partners Fund IV, L.P. (“Vista” and together with Purchaser, Parent and Vitera, the “Filing Persons”), we are submitting this letter in response to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in a letter dated October 16, 2013 (the “Comment Letter”), with respect to the Filing Persons’ Amendment No. 3 to Schedule TO-T filed with the Commission on October 15, 2013 (as amended, the “Schedule TO”), relating to Purchaser’s tender offer for all of the outstanding shares of common stock of Greenway Medical Technologies, Inc. (“Greenway”). The responses below correspond to the captions and numbers of those comments in your letter (which are reproduced below in italics). In addition, the Filing Persons are simultaneously filing Amendment No. 4 to the Schedule TO (“Amendment No. 4”) in response to the Comment Letter. Unless explicitly set forth herein, capitalized terms shall have the meanings ascribed to them in the Schedule TO.

Securities and Exchange Commission

October 17, 2013

The Merger Agreement, page 33

1.	Disclosure has been retained to the effect that the merger agreement has been provided solely to inform investors of its terms, and that the company’s stockholders and other investors are not third-party beneficiaries under the merger agreement. Please revise, as requested, to remove any potential implication that the merger agreement does not constitute public disclosure under the federal securities laws.

Response:

In response to the Staff’s comment, Amendment No. 4 amends this Section in accordance with the Staff’s comment.

*     *     *     *     *

Securities and Exchange Commission

October 17, 2013

Please do not hesitate to contact the undersigned at the number above with any questions or comments you may have regarding this letter or the Schedule TO.

Sincerely,

/s/ Daniel Wolf

Daniel Wolf

cc:	Crestview Acquisition Corp.

VCG Holdings, LLC

Vitera Healthcare Solutions, LLC

Vista Equity Partners Fund IV, L.P.